UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TEL-INSTRUMENT ELECTRONICS CORP.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

879165207
(CUSIP Number)

May 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒          Rule 13d-1(c)

☐           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Vincent J. Dowling, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 335,400(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 335,400 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,400 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.17% (2)
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)
This total consists of: (i) 17,500 shares of common stock, par value $0.10 per share (“Common Stock”), owned by IRA FBO Vincent J. Dowling JR Pershing LLC as Custodian Roth Conversion Account; (ii) 67,900 shares of Common Stock owned by Trust Agreement of Dowling 2009 Statutory Trust UAD 12/10/09 People’s United Bank TTEE FBO Vincent J. Dowling, Jr.; and (iii) 200,000 shares of Common Stock and 50,000 shares of Common Stock issuable upon exercise of warrants owned by Millenium Trust Company, LLC Custodian FBO Vincent J. Dowling, Jr., Roth IRA.

(2)
The percent of class has been calculated based upon 3,248,387 shares of Common Stock issued and outstanding as of the date hereof and the 50,000 shares of Common Stock issuable upon exercise of the reporting person’s warrants for a total of 3,298,387 shares of Common Stock.

Page 2 of 5 Pages

Item 1                     (a)           Name of Issuer:

Tel-Instrument Electronics Corp. (the “Company”)

(b)           Address of Issuer’s Principal Executive Offices:

One Branca Road
East Rutherford, NJ 07073
Item 2                     (a)           Name of Person Filing:

Vincent J. Dowling, Jr.

(b)           Address of Principal Office, or if None, Residence:

54 Ledyard Road
West Hartford, CT 06117

(c)           Citizenship:

United States

(d)           Title of Class of Securities:

Common Stock, $0.10 par value per share

(e)           CUSIP Number:

879165207

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Please see Item 9 of cover page.

(b)	Percent of Class:

Please see Item 11 of the cover page.

Page 3 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Please see Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote:

Please see Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

Please see Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

Please see Item 8 of the cover page.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.

Page 5 of 5 Pages